Filer:  Phone.com, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                              Commission File No. 000-25687


On August 9, 2000, Phone.com, Inc. presented the following slide show to its employees:

Slide 1

TAKING IT TO THE NEXT LEVEL
AUGUST 2000

Slide 2


phone.com                                  Software.com
o       Leader in Wireless                 o       Leader in Wireline
o       Customer = Service Provider        o       Customer = Service Provider
o       Licensing Business Model           o       Licensing Business Model
o       > 327% Growth                      o       > 207% Growth
o       Last Qtr:  $28.7M                  o       Last Qtr: $29.5M

Slide 3

WHY MESS WITH A GOOD THING?

o       BOTH COMPANIES ARE DOING EXTREMELY WELL
        o      Leaders in respective markets
        o      Great customers
        o      Rapid growth
        o      High market cap
        o      Smart people
        o      Great image

Slide 4

BOTH COMPANIES FACE SIMILAR CHALLENGES
[IMAGE DISCUSSING SIMILAR CHALLENGES]
o       Unified IP Offer: All Key Segments
o       Scale: Hundreds to Hundreds of Millions
o       Service: 24 x 7 Mission Critical

Slide 5
BOTH COMPANIES FACE SIMILAR CHALLENGES

        o Our Customers are unifying their Wireline, Wireless, ISP businesses
        o      Phone.com is big in a market where Software.com needs to be
        o      Software.com is big in a market where Phone.com needs to be

Slide 6

MERGER BENEFITS

o       Instant critical mass
        o      People + Products + Footprint

o       Positioned to lead the IP unification revolution

o       Immediate Revenue Synergies
        o      Cross-sell our customers

Slide 7

MERGER SUMMARY

Financial Structure                 Tax Free Reorganization; Pooling
Exchange Ratio                      Approximately 1.6 PHCM shares for each
                                    SWCM
Ownership                           Phone.com 50% ~ Software.com 50%
Board of Directors                  6 directors; 3 from each company
Headquarters                        Redwood City, California

Slide 8

A KILLER PRODUCT LINE

Applications                 UM     IM      PIM    Developers

App/Portal Framework         Location  Presence Sync Enhanced Services

Infrastructure               Messaging    Directory   Up.Link    Mobile
                                                                 Infrastructure

[Developer API runs down the side of the Image]
Slide 9

WE WILL CROSS SELL OUT CUSTOMERS
[IMAGE OF CUSTOMERS AND OVERLAPPING CUSTOMERS]

Slide 10

WE WILL LEVERAGE OUR POWER BASE...
[IMAGE]

Slide 11

WE WILL LEVERAGE OUR POWER BASE...
[IMAGE]

Slide 12

WE WILL LEVERAGE OUR POWER BASE...
[IMAGE]

Slide 13

Strong Leadership To Propel Us

o       Enormous opportunity
o       Rapid growth
o       Industry revolution
o       Aiming for a multi-billion dollar opportunity

Slide 14

        EXECUTIVE TEAM

Slide 15

[IMAGE OF DON LISTWIN]
DON LISTWIN, PRESIDENT & CEO
o       Experience in Emerging Markets
o       First Executive VP of Cisco Systems
        o      9 year Cisco veteran
        o      Integration Czar
o       Technology Operations Experience
o       Vast Integration Experience

Slide 16

ALAIN AND JOHN CONTINUE TO DRIVE
o       ALAIN ROSSMANN BECOMES EXECUTIVE VP, REMAINS CHAIRMAN OF THE BOARD
        o      Drives market strategy
        o      Focus market direction
        o      More time for vision and invention

o       JOHN MACFARLANE BECOMES EXECUTIVE VP, PRODUCTS
        o      Drives Product Development
        o      Strong ability to focus products on predicted market need
        o      Drive strong culture of customer satisfaction

Slide 17

INTEGRATION TIMELINE

Announce: August 9
SEC filing
Anit-trust approval
Shareholder Vote
Target Close: Nov. 30
Integration Phase I
Integration Phase II

Slide 18

INTEGRATION TEAM

O       INTEGRATION TEAM LEADERS
        o      Malcolm Bird - Phone.com
        o      John Poulack - Software.com

O       FUNCTIONAL LEADS IDENTIFIED
O       EMPLOYEES WILL BE ASKED TO PARTICIPATE ON INTEGRATION TEAMS

Slide 19

SUCCESSFUL INTEGRATION MOVES US TO THE NEXT LEVEL
O       DOES NOT HAPPEN BY ITSELF...
O       DOES NOT HAPPEN OVERNIGHT...
O       KEEP HITTING THE BALL OUT OF THE PARK:  BUSINESS AS USUAL!
O       INTEGRATION TEAMS WILL BE PLANNING, PROPOSING, MONITORING, CHASING,
        REPORTING
O       YOUR PARTICIPATION IS NEEDED AND APPRECIATED!

Slide 20

WHAT OUR CUSTOMERS SAY:

"BT IS LEADING THE UNIFICATION OF COMMUNICATION SERVICES. THE COMBINED COMPANY IS UNIQUELY POSITIONED TO PROVIDE THE PRODUCTS, APPLICATIONS AND SERVICE TO CAPTURE THIS NEW MARKET"
- Kent Thexton, President of BT Global Mobile Internet

Slide 21

WHAT OUR CUSTOMERS SAY:

"JAPAN'S WIRELESS INTERNET MARKET IS THE FASTEST GROWING THE WORLD. THE COMBINED COMPANY'S UNIQUE ABILITY TO PROVIDE CARRIER-CLASS, HIGHLY SCALABLE SOFTWARE IS INSTRUMENTAL TO SUCCEEDING IN THIS MARKET." MR. ONODERA, EXECUTIVE VICE PRESIDENT, DDI

Slide 22

Q&A SESSION

Slide 23

Why have Phone.com and Software.com agreed to merge?
o       Our markets are converging
o       Unique opportunity to create a strong global company
o       Complementary customers, products, business models
o       Complementary cultures
O       Shareholder Benefit

Slide 24

WHEN WILL DON, ALAIN AND JOHN TRANSITION INTO THEIR NEW ROLES? O DON, ALAIN, JOHN WILL CREATE A TRANSITION PLAN OVER THE NEXT FEW DAYS

Slide 25

HOW DOES THIS AFFECT ME NOW?
O FOCUS ON YOUR SHORT TERM GOALS AND CONTINUE TO ACHIEVE GREAT RESULTS O WE MUST ALL MAKE OUR DEADLINES AND OUR NUMBERS WHILE THE DEAL CLOSES

Slide 26

WHAT HAS TO HAPPEN FOR THIS TRANSACTION TO BE COMPLETED?
O       REGULATORY STEPS
        O      ANTI-TRUST
        O      SEC
O       SHAREHOLDER VOTE
O       CLOSING TARGET NOV 30, 2000
O       INTEGRATION PHASES I AND II

Slide 27

WHAT ARE THE FINANCIAL TERMS OF THE COMBINATION?

O       SHAREHOLDERS OF PHONE.COM AND SOFTWARE.COM WILL EACH OWN
        APPROXIMATELY 50% OF THE NEW COMPANY.
O       EXCHANGE RATIO: APPROXIMATELY 1.6 PHCM FOR EACH SWCM

Slide 28

HOW WILL CUSTOMERS BE AFFECTED BY THIS TRANSACTION?
o       Customer benefits
        o      Better service and support
        o      Better infrastructure
        o      More innovation
        o      One-stop shop

Slide 29

WHAT IS THE STRATEGY AND MISSION OF THE COMBINED COMPANY?
O LEVERAGE OUR RESPECTIVE MARKET LEADERSHIP POSITIONS IN WIRELESS AND WIRELINE TO CREATE INSTANT CRITICAL MASS
O BE THE FIRST IP-BASED, CARRIER-CLASS INFRASTRUCTURE SOFTWARE SUPPLIER FOR COMMUNICATIONS SERVICE PROVIDERS

Slide 30

WHAT ABOUT THE CORPORATE CULTURES?
O       WE BOTH HAVE SUPER-CAPABLE PEOPLE
O       CULTURE MELD WILL BE AN ONGOING DEVELOPMENT
O       IT WILL BE DIFFERENT!

Slide 31

WHAT ABOUT RECRUITING?
O WE WILL CONTINUE TO RECRUIT FOR THE OPEN POSITIONS THAT EXIST TODAY >1000 OPEN REQUISITIONS IN TOTAL!

Slide 32

WHO IS IN CHARGE OF THE INTEGRATION?
O THE LEADERS OF EACH FUNCTIONAL AREA WILL BE RESPONSIBLE FOR INTEGRATING THEIR RESPECTIVE GROUPS
O       OVERALL PROCESS LEADERSHIP
        O      MALCOLM BIRD OF PHONE.COM
        O      JOHN POULACK OF SOFTWARE.COM

Slide 33

WHEN WILL THE INTEGRATION BEGIN?
O       WE HAVE ALREADY BEGUN PLANNING TO ENSURE A SMOOTH INTEGRATION
O       THERE IS PLENTY OF OPPORTUNITIES FOR EVERYONE!
O WE ARE RESTRICTED FROM BEGINNING ANY ACTUAL INTEGRATION BEYOND THE PLANNING PROCESS UNTIL WE RECEIVE ANTI-TRUST CLEARANCE

Slide 34

WHAT HAPPENS TO MY BENEFITS?
O       WE DO NOT PLAN ANY CHANGES BEFORE JANUARY 1, 2001
O       WE WILL LEVERAGE OUR INCREASED SIZE
O THE HR INTEGRATION TEAM WILL ASSESS ALL BENEFIT PROGRAMS OFFERED BY BOTH COMPANIES AND WILL SEEK TO SELECT THE BEST PROGRAMS FROM THE TWO WHEREVER POSSIBLE.

Slide 35

WILL EMPLOYEE'S START DATES FOR PURPOSES OF BENEFIT ACCRUALS CHANGE WITH THE MERGER?
o       No, employees will carry forward their original start dates

Slide 36

WHAT HAPPENS TO MY STOCK OPTIONS?
O SOFTWARE.COM STOCK OPTIONS WILL BE CONVERTED INTO PHONE.COM STOCK OPTIONS UPON THE CLOSE OF THE DEAL. THE CONVERSION RATIO IS APPROXIMATELY 1.6.
O       VESTING AND GRANT DATES WILL REMAIN THE SAME.

Slide 37

WILL THIS TRANSACTION AFFECT PAY SCALES?
O       BOTH COMPANIES PAY MARKET COMPETITIVE SALARIES AND WILL CONTINUE TO
        DO SO.

Slide 38

WILL WE MAINTAIN THE CURRENT LOCATIONS?

O       WE WILL CONTINUE OPERATIONS IN ALL CITIES WE ARE IN NOW
O IN CITIES WHERE BOTH COMPANIES MAINTAIN OFFICES WE WILL LOOK TO COMBINE THE OPERATIONS UNDER ONE ROOF.

Slide 39

HOW WILL I BE KEPT UP TO DATE ON ANY CHANGES WHICH MAY AFFECT ME?
o       Integration Website is the source with frequent updates.

www.phone.com/software

Slide 40

NEXT STEPS
O       SITE VISITS BY DON, ALAIN AND JOHN
O       WEEKLY "STATE OF THE UNION" CONFERENCE CALLS BY EXECS FOR ALL EMPLOYEES
O       WEB-SITE IS ON-LINE AND WILL BE UPDATED WITH OUR PROGRESS
O       JOIN IN: BE A PARTICIPANT, NOT A SPECTATOR!

Slide 41


o       Where You Can Find Additional Information

o Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phone.com and Software.com. Investors and security holders may obtain a free copy of the joint proxy statement/prospects (when it is available) and other documents filed by with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Phone.com or Software.com. Phone.com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Phone.com's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Phone.com's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 28, 1999. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Phone.com. Software.com and its executive officers and directors may be deemed to be<O:P</O:P

o Participants in the solicitation of proxies from stockholders of Software.com with respect to the transactions contemplated by the merger agreement.

o Information regarding such officers and directors is included in Software.com's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 27, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Software.com.

                                   * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Investors and security holders are advised to read the various filings of Phone.com, Inc. and Software.com, Inc. that have been filed and will be filed with the Securities and Exchange Commission, including, when it becomes available, the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phone.com, Inc and Software.com, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Phone.com, Inc. and Software.com, Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Phone.com, Inc., by directing such request to:

                             Investor Relations
                              Phone.com, Inc.
                            800 Chesapeake Drive
                           Redwood City, CA 94063
                         telephone: 1-877-742-6873
                      e-mail: investor@corp.phone.com.